UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04052555

December 20, 2004

Christopher M. Kelly
Jones Day
North Point
901 Lakeside Avenue
Cleveland, OH 44114-1190

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/20/2004

Re: GenCorp Inc.
Incoming letter dated November 17, 2004

Dear Mr. Kelly:

This is in response to your letter dated November 17, 2004 concerning the shareholder proposal submitted to GenCorp by Emil Rossi. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Emil Rossi
P.O. Box 249
Boonville, CA 95415

40888

JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114-1190
TELEPHONE: 216-586-3939 • FACSIMILE: 216-579-0212

(216) 586-1238
ckelly@jonesday.com

JP729410
315573-006001

November 17, 2004

VIA FACSIMILE AND FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Rule 14a-8(j) — Exclusion of Shareholder Proposal

Dear Ladies and Gentlemen:

On behalf of GenCorp Inc., an Ohio corporation (the "*Company*"), and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "*Exchange Act*"), we hereby request confirmation that the staff of the Division of Corporate Finance will not recommend any enforcement action to the United States Securities and Exchange Commission (the "*Commission*") if, in reliance on certain provisions of Rule 14a-8, the Company excludes a shareholder proposal and supporting statement, a copy of which is attached hereto as Annex A (the "*Proposal*"), submitted by Emil Rossi (the "*Proponent*") from proxy materials relating to the Company's 2005 Annual Meeting of Shareholders (the "*2005 Annual Meeting*"). The Proposal proposes that the Company's directors amend the Company's governing instruments so that every shareholder resolution that is approved by a majority of the votes cast be implemented.

As discussed below, the Company believes that the Proposal may be excluded from the Company's proxy materials for the 2005 Annual Meeting (the "*2005 Proxy Materials*") for the following principal reasons, each of which is discussed in more detail herein:

- the Proposal is not a proper subject for action by shareholders under Ohio law, and thus it may be excluded pursuant to Rule 14a-8(i)(1);

- the Proposal, if implemented, would cause the Company to violate Ohio law and other state, federal or foreign laws to which it is subject, and thus it may be excluded pursuant to Rule 14a-8(i)(2);

- the Proposal would violate the proxy rules as the resolution contained in the Proposal is so inherently vague and indefinite as to be misleading, and thus it may be excluded pursuant to Rule 14a-8(i)(3);

- the Company lacks the power and authority to implement the Proposal, and thus it may be excluded pursuant to Rule 14a-8(i)(6);
- the Proposal deals with matters relating to the Company's ordinary business operations, and thus it may be excluded pursuant to Rule 14a-8(i)(7);
- the Proposal relates to elections for membership on the Company's board of directors, and thus it may be excluded pursuant to Rule 14a-8(i)(8); and
- the Proposal relates to the Company's dividend policy, and thus may be excluded pursuant to Rule 14a-8(i)(13).

In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed. The Company intends to file definitive proxy materials with the Commission 80 or more days after the date of this letter. Pursuant to Rule 14a-8(j), we have provided as Annex B to this letter a supporting opinion of Jones Day in support of the reasons for exclusion provided in this letter that are based on matters of state or foreign law. In addition, by copy of this letter and its attachments, the Company is informing the Proponent of the Company's intention to exclude the Proposal from the 2005 Proxy Materials.

The Proposal

The Proposal states as follows: "The shareholders of GenCorp request the board of directors take the necessary steps to amend the company's governing instruments to adopt the following: Every shareholder resolution that is approved by a majority (over 50%) of the votes cast shall implement that shareholder resolution." The Proponent's statement in support of the Proposal is included as part of Annex A.

The Company's Reasons for Exclusion of the Proposal

1. ***The Proposal is not a proper subject for shareholder action under the laws of the State of Ohio and may be properly excluded from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(1).***

Rule 14a-8(i)(1) provides that a proposal may be excluded if it "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Jones Day, special counsel to the Company, has opined that the Proposal is not a proper subject for action by the Company's shareholders under Ohio law. Accordingly, the Company believes that it may exclude the Proposal under Rule 14a-8(i)(1).

Ohio law is clear in setting forth the relative responsibilities of the directors and the shareholders of Ohio corporations. As discussed in the attached opinion, the Proposal is not a proper subject for shareholder action under Ohio law because it would attempt to convey power over countless fundamental corporate decisions from the Company's directors to the Company's shareholders in violation of Section 1701.59(A) of the Ohio Revised Code (the "*ORC*") as well as the Company's Amended Articles of Incorporation (the "*Articles*") and its Code of Regulations (the "*Regulations*"). ORC Section 1701.59(A) provides that, "[e]xcept where the law, the articles, or the regulations require action to be authorized or taken by shareholders, all of the authority of a corporation shall be exercised by or under the direction of its directors." Neither the Articles nor the Regulations limit these powers of the directors. Further, Article 2, Section 1 of the Regulations provides that "[t]he property and business of the [Company] shall be controlled, and its powers and authorities vested in and exercised, by a Board of Directors."

Under the Proposal, once the Articles and the Regulations are amended to effectuate the Proposal, every shareholder proposal that receives a majority of the votes cast by shareholders would be automatically implemented. Accordingly, major decisions relating to the Company, including those expressly reserved to the directors by Ohio law or the Articles or Regulations, would be delegated to the Company's shareholders.

It is the general rule in Ohio that shareholders are not permitted to act on behalf of the corporation, and that the shareholder's role is limited to acting in an advisory capacity or to approve or disapprove measures submitted to them by the directors. *McDonald v. Dalheim*, 683 N.E. 2d 447 (Ohio Ct. App. 1996); *see also Hocking Valley Railway Co. v. Toledo Terminal Railroad Co.*, 122 N.E. 35 (Ohio 1918) ("[s]tockholders of a corporation cannot. . . prejudice the rights of the corporation . . . or divest the board of directors of authority to manage and control corporate affairs.") Moreover, Ohio statutes that permit directors of a corporation to delegate managerial authority of a corporation, in certain circumstances, to shareholders are inapplicable if shares of the corporation are listed on a national securities exchange or have been included in an effective Securities Act registration statement (ORC Section 1701.591(I)(1)). Because the Company's shares are listed on the New York Stock Exchange and have been registered under the Securities Act, the directors of the Company may not delegate their authority to the shareholders under these statutes.

In addition, there are a number of matters under Ohio law for which directors have exclusive responsibility or that require director initiation or action. For example, under ORC Section 1701.33, directors have the exclusive authority to declare dividends or distributions on the Company's outstanding shares. Under the Proposal, however, a shareholder proposal to declare a dividend or distribution could be implemented solely by a majority of votes cast by shareholders on the proposal without any action by the Company's directors, which would violate ORC Section 1701.33. Similarly, a shareholder proposal could require that a corporate action be taken without director initiation. For example, a proposal could require that a merger or sale of substantially all of the Company's assets be accomplished. Such an action completed without any director action would violate ORC Section 1701.78 or 1701.76, as the case may be, which requires that such action be approved by the directors.

Even though the Proposal could be argued to be stated in precatory form, adoption of the Proposal would still cause the Company to violate Ohio law. Implementing the Proposal would result in the automatic adoption of any subsequent shareholder proposal that is passed by a majority of votes cast by shareholders. Thus, once implemented, the Proposal would remove the Company's directors' decision-making authority over matters required of them under Ohio law. The Proposal thus differs from a previous proposal requesting that "the Board should automatically approve any shareholder proposal which has won the vote from the majority of the shareholders." PG&E Corporation, SEC No-Action Letter, 2001 LEXIS 93 (January 18, 2001) (the "*PG&E No-Act*"). In the PG&E No-Act, the staff expressed a view that PG&E could exclude such a proposal as an improper subject for shareholder action under California law, but that the defect under Rule 14a-8(i)(1) could be cured if the proposal were recast as a recommendation or a request. The PG&E proposal, even when cast as a request, maintains the board's authority over whether a shareholder proposal is ultimately implemented; the Proposal does not.

2. *The Proposal, if implemented, would cause the Company to violate Ohio law and may be properly excluded from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(2).*

Rule 14a-8(i)(2) provides that a proposal may be excluded if it would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject. Jones Day, special counsel to the Company, has opined that the Proposal, if implemented, would cause the company to violate certain provisions of ORC Section 1701 to which it is subject. Accordingly, the Company believes that it may exclude the Proposal under Rule 14a-8(i)(2).

The adoption of the Proposal would cause the Company's directors to violate the fiduciary duties imposed on them under Ohio law. ORC Section 1701.59(B) requires a director of an Ohio corporation to perform the director's duties as a director — that is, managing or directing the management of the corporation's affairs — "in good faith, in a manner the director reasonably believes to be in or not opposed to the best interests of the corporation, and with the care that an ordinarily prudent person in a like position would use under similar circumstances." If the Proposal were adopted, any corporate decision-making could be accomplished solely by shareholder action, and the Proposal would preclude the directors from acting on the matters referenced in any successful shareholder proposal. This would prevent the directors from fulfilling their statutory fiduciary responsibilities and result in a violation of Ohio law. Under Ohio law, the judgment of the Commission staff in permitting a proposal to be presented to shareholders, the judgment of the proponent of the Proposal, or even the judgment of the shareholders who vote on such proposals are not legal substitutes for the judgment of the Company's directors.

The Proposal is similar to the proposal that was the subject of the no-action letter issued to The Gillette Company in which the proponent requested that "the Board of Directors ... adopt a policy that establishes a process and procedures for adopting shareholder proposals that are presented in the company's proxy statement, and are supported by more than fifty percent [of the votes cast]" (the "*Gillette Proposal*"). The Gillette Company, SEC No-Action Letter, 2003 SEC No-Act. LEXIS 387 (March 10, 2003). The Proposal, like the Gillette Proposal, once implemented, would remove the Company's directors' decision-making responsibility over matters that are the subject of a shareholder proposal. The Company's directors would have no ability to exercise their fiduciary discretion on a case-by-case basis on matters covered by a shareholder proposal, which would violate Ohio law.

If implemented, the Proposal could result in the violation of Ohio law in other ways as well. For example, if the Proposal were implemented, consider what would occur if a shareholder proposed that the Company sell all or substantially all of its assets to another entity. Under the Proposal, the Company would need to complete the proposed asset sale if the shareholder proposal were approved by a majority of the votes cast. Under ORC Section 1701.76, however, a sale of all or substantially all of a corporation's assets requires not only the approval of the directors of the Company, but also the affirmative vote of not less than a majority of the voting power of the Company. Thus, the adoption of a proposal to sell all or substantially all of a corporation's assets by a vote of only a majority of shareholder votes cast would be in violation of the shareholder approval required for such an action under Ohio law. Similarly, certain amendments of the Articles, certain mergers and other actions proposed by shareholders could require a greater shareholder approval than the approval by a majority of votes cast standard contained in the Proposal. Implementation of any of those actions without the statutorily-required shareholder vote would violate Ohio law.

The Proposal could, if implemented, cause the Company to violate other state, federal, or foreign laws. The Proposal plainly states that *every* shareholder resolution approved by a majority of the votes cast shall be implemented, which includes proposals that would cause the Company to act illegally. For example, the shareholders could pass a resolution whereby the Company must take any and all necessary actions to increase its sales in a foreign country — including bribery or other illegal payments to foreign officials — which would result in violations of the Foreign Corrupt Practices Act. The shareholders could also pass a resolution requiring the Company to make loans to certain executive officers in violation of The Sarbanes-Oxley Act of 2002. While the Company could seek to exclude future unlawful shareholder proposals under Rule 14a-8(i)(2), the Proposal may still pose risk for the Company. If the Company seeks to exclude a future proposal that the Company's directors believe is unlawful, but the Company is unable to convince the staff that such proposal is excludable under Rule 14a-8(i)(2), the proposal must be included in the Company's proxy materials. Then, if the proposal is successful, it must be implemented, even if the Company's directors unanimously believed that such adoption would be illegal, and even if the adoption would expose the Company or its directors to possible civil or criminal sanctions. Because implementation of the Proposal would violate Ohio law, and could violate other state, federal or foreign laws, the Proposal may be properly excluded from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(2).

3. *The resolution contained in the Proposal is so inherently vague and indefinite that neither the shareholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures Proposal requires, so the Proposal may be properly excluded from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(3).*

Rule 14a-8(i)(3) states that a shareholder proposal may be excluded if the proposal or its supporting statement is contrary to the proxy rules. The staff has consistently taken the position that shareholder proposals that are inherently vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the shareholders nor the Company's board of directors would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented. The Procter & Gamble Company, SEC No-Action Letter (October 25, 2002) (permitting exclusion of a proposal requesting that the board of directors create a specific type of fund as vague and indefinite where the company argued that neither the shareholders nor the company would know how to implement the proposal); Philadelphia Electric Company, SEC No-Action Letter (July 30, 1992) (permitting exclusion of a proposal regarding the creation of a committee of shareholders because the proposal is so inherently vague and indefinite that neither the shareholders nor the company would be able to determine exactly what actions or measures the proposal requires); and NYNEX Corporation, SEC No-Action Letter (January 12, 1990) (permitting exclusion of a proposal relating to non-interference with the government policies of certain foreign nations because it is so inherently vague and indefinite that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

The Proposal is inherently vague and indefinite, as neither the shareholders voting on the Proposal nor the Company, in implementing the Proposal, would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. The Proposal requests the Company's directors amend the Company's governing instruments so that *every* shareholder proposal approved by a majority (over 50%) of the votes cast be implemented. The Proposal does not, however, provide any guidance on how the Proposal should be implemented. For example, what are the "necessary steps" that the directors would have to take to amend the Company's governing documents to adopt the Proposal? Would the directors need to propose at the outset that the Articles and Regulations be amended to remove all provisions that require a supermajority vote, and submit that proposal to a vote of shareholders? Alternatively, would the directors propose such an amendment only when — and to the extent required by — a specific shareholder proposal?

Further, the Proposal fails to provide guidance on how the shareholders or the Company's directors should act if conflicting shareholder proposals were proposed and/or passed, or if adopted proposals conflict with Ohio law or preexisting provisions of the Articles or Regulations. Since the Proposal is so inherently vague and indefinite that neither the shareholders nor the Company's directors would be able to determine what actions or measures the Proposal requires, it may be excluded from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(3).

4. *The Company lacks the power and authority to implement the Proposal and therefore the Proposal may be properly excluded under Rule 14a-8(i)(6).*

Rule 14a-8(i)(6) provides that a proposal may be excluded "if the company would lack the power or authority to implement the proposal." Generally, under the doctrine of "ultra vires," a corporation lacks the power and authority to engage in acts that are illegal. As discussed above, implementation of the Proposal would cause the Company to violate Ohio law, and could cause the Company to violate other state, federal or foreign laws. Accordingly, the Company may properly exclude the Proposal from the 2005 Proxy Materials under Rule 14a-8(i)(6).

Further, staff guidance indicates that a company lacks the power and authority to implement a proposal if the proposal "is so vague and indefinite that [the company] would be unable to determine what actions should be taken." International Business Machines Corp., SEC No-Action Letter, 1992 SEC No-Act. LEXIS 34 (January 14, 1992). As discussed in Section 3 above, the Proposal is so vague and indefinite that the Company would not be able to determine what actions or measures the Proposal requires, and thus the Proposal may be excluded from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(6).

5. *The Proposal relates to matters pertaining to the Company's ordinary business operations and thus may be properly excluded pursuant to Rule 14a-8(i)(7).*

Rule 14a-8(i)(7) permits the exclusion of shareholder proposals that deal with matters relating to a company's ordinary business operations. While "ordinary business operations" has not been defined by the Commission, the various releases pertaining to the rule are instructive. In Exchange Act Release No. 12999 (November 22, 1976), the Commission stated that "where proposals involve business matters that are mundane in nature and do not involve any substantial policy or other considerations," the ordinary business operations exclusion may be relied upon to exclude them. In addition, according to Exchange Act Release No. 34-40018 (May 21, 1998) (the "*1998 Release*"), the general underlying policy of the ordinary business exclusion "is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors." The 1998 Release also stated that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight."

The staff has confirmed that it would not recommend enforcement action for the exclusion of proposals addressing ordinary business matters. See, e.g., Hewlett-Packard Company, SEC No-Action Letter, 2004 SEC No-Act. LEXIS 768 (October 8, 2004) (permitting exclusion of a proposal seeking greater prominence of a specific trade name in the company's advertising); Farmer Bros. Co., SEC No-Action Letter, 2004 SEC No-Act. LEXIS 761 (October 4, 2004) (permitting exclusion of a proposal to amend the company's bylaws to provide for the management of its employee benefit plan by an independent trustee and a governing committee elected by the plan's employee participants); The Bank of New York Company, Inc., SEC No-Action Letter, 2004 SEC No-Act. LEXIS 749 (September 24, 2004) (permitting exclusion of a proposal seeking to limit the maximum salary of employees); Medallion Financial Corp., SEC No-Action Letter, 2004 SEC No-Act. LEXIS 612 (May 11, 2004) (permitting exclusion of a proposal requesting engagement of an investment banking firm to evaluate ways to maximize stockholder value, including a possible sale of the company); and McKesson Corporation, SEC No-Action Letter, 2004 SEC No-Act. LEXIS 545 (April 1, 2004) (permitting exclusion of a proposal requesting the board of directors make available to stockholders a report relating to the actions taken by the board of directors and the committees).

The language of the Proposal is completely open-ended; any successful shareholder proposal on any subject matter would be implemented by the Proposal, if adopted. Because there are no limits on the type of shareholder proposals contemplated by the Proposal, the Company's shareholders could propose and adopt policies and practices relating to any ordinary business matters of the Company that are generally within the management function. For example, shareholder proposals could require that the Company hire or fire certain employees, enter into or cease certain lines of business, enter into or terminate certain supplier, customer or other contracts, offer or cease to offer certain employees benefits, or involve other matters that are generally part of the day-to-day business operations of the Company. The Proposal, if implemented, would require that the directors implement these proposals if they were supported by a majority of votes cast. Because the Proposal may require the implementation of shareholder proposals relating to the Company's ordinary business operations, the Proposal may properly be excluded from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(7).

6. *The Proposal relates to matters relating to election for membership on the Company's board of directors and may be properly excluded pursuant to Rule 14a-8(i)(8).*

A company may exclude a shareholder proposal under Rule 14a-8(i)(8) if the proposal relates to an election for membership on the company's board of directors. As noted in Section 5, the Proposal's scope is completely open-ended; nothing therein would exclude proposals relating to elections for membership on the Company's board of directors. For example, the Proposal, if implemented, would require implementation of any successful shareholder proposal that would disqualify a current director from completing the director's term, or disqualify a nominee from standing for election as a director at the next annual meeting. Because the Proposal may require the implementation of shareholder proposals relating to elections for membership on the Company's board of directors, the Proposal may properly be excluded from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(8).

7. *The Proposal relates to matters pertaining to the Company's dividend policy and thus may be excluded pursuant to Rule 14a-8(i)(13).*

Rule 14a-8(i)(13) provides that a company may exclude a shareholder proposal if the proposal relates to specific amounts of cash or stock dividends. The Commission has interpreted this Rule broadly; Rule 14a-8(i)(13) has been used not only to exclude proposals relating to specific dividend amounts, but also to exclude shareholder proposals that would have the effect of determining a company's dividend policy by requiring a maximum or minimum dividend payment, or requiring a company to make a dividend payment. International Business Machines Corporation, SEC No-Action Letter (January 2, 2001) (permitting exclusion of a proposal that the company return to shareholders an equal or greater percentage of the dividend earnings); ITT Corporation, SEC No-Action Letter (January 23, 1986) (permitting exclusion of a proposal relating to the issuance of a special dividend and the restoration of an annual dividend).

The Company has historically paid a quarterly cash dividend to its shareholders. In July 2004, however, the Company announced the elimination of its quarterly cash dividend, and its intention to redirect funds used for that purpose to investments in its core businesses, including its aerospace and defense operations. Given the recent cessation of the Company's longstanding dividend practice, it is more than conceivable that a shareholder could initiate a proposal seeking to reinstate the quarterly cash dividend. Nothing in the Proposal excludes the implementation of shareholder proposals that seek to reinstate a quarterly dividend or otherwise relate to cash or stock dividends paid or to be paid by the Company. Under the Proposal, if such a proposal were included in the Company's proxy materials and passed by more than 50% of the votes cast, the reinstatement and payment of a dividend would be mandatory.[1] Further, the shareholders would be able to direct by shareholder proposal the amount of any future dividend payments. Because the Proposal would require the implementation of any shareholder proposal relating to cash or stock dividends, it may be properly excluded from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(13).

Conclusion

On the basis of the foregoing, the Company respectfully requests that the staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from the 2005 Proxy Materials. Should the staff decide not to provide such confirmation, the Company respectfully requests that the undersigned be notified and given an opportunity to discuss such decision with the staff.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at (216) 586-1238.

Respectfully submitted,

Christopher M. Kelly

cc: Terry L. Hall, Chairman of the Board, GenCorp Inc. (with enclosures)
Mark A. Whitney, Deputy General Counsel, GenCorp Inc. (with enclosures)

Mr. Emil Rossi (with enclosures)
P.O. Box 249
Boonville, CA 95415

[1] Notably, this dividend-related shareholder proposal would also be an improper action for shareholders under Ohio law, as Ohio law charges the directors with the authority to declare dividends (see Section 2), and could also subject the Company's directors to personal liability for any illegal dividends paid to shareholders under Ohio law.

Annex A

Emil Rossi Proposal

RECEIVED

SEP 13 2004

LEGAL DEPT.

Emil Rossi
P.O. Box 249
Boonville, Ca. 95415

September 8, 2004

GenCorp
Gregory Kellam Scott- Corp. Secretary
P.O. Box 537012
Sacramento, Ca. 95853-7012

EMIL ROSSI PROPOSAL TO BE SUBMITTED IN THE 2005 GENCORP PROXY MATERIAL

The shareholders of GenCorp request the board of directors take the necessary steps to amend the company's governing instruments to adopt the following : Every shareholder resolution that is approved by a majority (over 50%) of the votes cast shall implement that shareholder resolution .

Emil Rossi holder of 1887 common shares Gencorp at Morgan Stanley . Emil Rossi has held these shares continuously for the required amount of time and intends to own these shares through the date of the 2005 annual meeting .

Emil Rossi

SUPPORTING STATEMENT

The Rossi Family has advocated for many years that all shareholder resolutions that are passed by a mjority of the shareholders of the company should be required to implenent the resolution . In the proponent's opinion , outrageous scandals like Enron , WorldCom and Tyco would not have happened if approved shareholder resolutions were implemented . If the shareholder's vote does not count , how does that make the shareholders the owners of the company . Right now management owns the company to do as they please . A lot of Americans have fought wars (myself included) in support of democracy . There would still be apartheid in South Africa if we thought votes should not be count .

Emil Rossi

GenCorp

P.O. Box 537012
Sacramento, CA 95853-7012

Robert G. Hall
Senior Counsel

Robert.Hall@GenCorp.com
Tel: (916) 351-8582
Fax: (916) 355-3603
Cell: (916) 712-3859

September 24, 2004

Certified Mail – Return Receipt Requested
No. 7099 3220 0000 5788 9425

Mr. Emil Rossi
P.O. Box 249
Boonville, CA 95415

Re: Your Proposal for Inclusion in GenCorp's 2005 Proxy Statement: Notice of Procedural Deficiency

Dear Mr. Rossi:

On September 13, 2004, GenCorp received from you the following proposal for inclusion in GenCorp's 2005 Proxy Statement:

> The Shareholders of GenCorp request the board of directors take the necessary steps to amend the company's governing instruments to adopt the following: Every shareholder resolution that is approved by a majority (over 50%) of the votes cast shall implement that shareholder resolution.

Your proposal was accompanied by a supporting statement, as well as your statement that you own 1887 GenCorp common shares that are held by Morgan Stanley, which shares you intend to continue owning through the date of GenCorp's 2005 Annual Meeting.

This letter is to notify you of a procedural deficiency with respect to your proposal. Securities and Exchange Commission Rule 14a-8 provides that, in order to be eligible to submit a proposal, a shareholder must hold either (i) at least 1% of the outstanding GenCorp shares entitled to vote, or (ii) GenCorp common shares having a market value of at least $2,000. In addition, such shares must have been held continuously for at least 1 year, and the shareholder must continue to own such shares through the date of the annual shareholder meeting.

GenCorp is unable to verify your ownership of any GenCorp common shares since March 2003. You indicated in your letter that your GenCorp shares are held for you "at Morgan Stanley." In order to allow GenCorp to verify ownership and to ensure compliance with the procedural requirements of Rule 14a-8, we must ask you to do the following:

- Obtain from Morgan Stanley or other "record" holder of your shares a written statement verifying that, at the time you submitted your proposal, you had continuously held your GenCorp common shares for at least 1 year; and

- Submit such written statement to GenCorp no later than 14 days from your receipt of this notice.

If you fail to adequately correct the procedural deficiency contained in your proposal within 14 days following the date of your receipt of this notice, GenCorp may exclude your proposal from its 2005 Proxy Statement.

Thank you for your attention to this notice. Please direct any future correspondence relating to this matter to my attention.

Very truly yours,

Robert G. Hall

Robert G. Hall

cc: Mark A. Whitney
Deputy General Counsel
& Assistant Secretary

Mark S. Christensen
Vice President
Financial Advisor

3558 Round Barn Blvd. #201
Santa Rosa, CA 95403

toll-free 800 827 2655
direct 707 524 1070
fax 707 524 1099

MorganStanley

September 8, 2004

To Whom It May Concern:

Emil Rossi deposited the following certificates to his Morgan Stanley transfer on death account (122-080060-070) on the respective dates:

March 7, 2003

1887 shares Gencorp Inc.
9984 shares Exxon Mobil Corp

March 21, 2003

528 shares Keyspan Corp
5128 shares Morgan Stanley
975 shares Burlington Northern Sante Fe Corp
6094 shares Allstate Corp
2780 shares Kinder Morgan Energy Ptrs. LP
558 shares Entergy Corp New
1732 shares Energy East Corp
1357 shares Bank of America Corp 2 for 1 split 8-27-04, now owns 2714 shares
1100 shares Great Northern Iron Ore

April 14, 2003

3287 shares Sears Roebuck & Co
415 shares Occidental Petroleum Corp DE
430 shares Newmont Mining Corp New
7000 shares Mesabi Tr CBI
150 shares Marathon Oil Co
1000 shares PPL Corp
3000 shares Plum Creek Timber Co Inc REI
1000 shares Terra Nitrogen Co LP Com Unit
800 shares SBC Communications
1887 shares Omnova Solutions Inc.

On March 21, 2000, Emil deposited 196 shares Catellus Development Corp. He subsequently purchased 304 Catellus on October 17, 2003, bringing his total position to 500shares. An additional 44 shares were deposited on 12-18-2003 to his account due to corporate activity. He now owns 544 shares.

On July 9, 2003, Emil purchased 1000 Schering Plough Corp.

On June 11, 2003, Emil journalled into this account 50 shares PG & E Corp and 300 shares Pinnacle West Capital Corp.

All quantities continue to be held in Emil's account as of the date of this letter.

Sincerely,

Mark S. Christensen

Mark S. Christensen
Vice President, Investments

Rossi Hardware
P. O. Box 249
Boonville, CA 95415-0249

BEST AVAILABLE COPY


USA
37

GenCorp
Robert G. Hall - Senior Counsel
P.O. Box 537012
Sacramento, CA. 95853-7012

95853+7012

Annex B

Jones Day Legal Opinion

JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114-1190
TELEPHONE: 216-586-3939 • FACSIMILE: 216-579-0212

315573-006001

November 17, 2004

GenCorp Inc.
Highway 50 and Aerojet Road
Rancho Cordova, CA 95670
Attn: Mark A. Whitney, Deputy General Counsel

Re: Shareholder Proposal Submitted to GenCorp Inc. by Emil Rossi

Ladies and Gentlemen:

We have acted as special Ohio counsel to GenCorp Inc., an Ohio corporation (the "*Company*"), in connection with a proposal (the "*Proposal*") submitted by Emil Rossi (the "*Proponent*") that the Proponent intends to present at the Company's 2005 Annual Meeting of Shareholders (the "*2005 Annual Meeting*"). The Company intends to exclude the Proposal from its proxy materials for the 2005 Annual Meeting (the "*2005 Proxy Materials*") pursuant to certain provisions of Rule 14a-8 under the Securities Exchange Act of 1934 (the "*Exchange Act*"). You have requested our opinion as to certain matters under the Ohio Revised Code (the "*ORC*") in support of certain bases for exclusion of the Proposal from the 2005 Proxy Materials under Exchange Act Rule 14a-8(j).

This opinion is based solely upon our examination of the Company's Amended Articles of Incorporation (the "*Articles*"), the Company's Code of Regulations (the "*Regulations*") and our own investigation of such legal authorities of the United States of America and the State of Ohio as we have deemed necessary in the circumstances.

With respect to the foregoing documents, we have assumed, for purposes of the opinions expressed herein, the authenticity of original and certified documents and the conformity to original or certified copies of all copies submitted to us as conformed or reproduced copies. All assumptions and statements of reliance herein have been made without any independent investigation, inquiry or verification on our part, and we express no opinion with respect to the subject matter or accuracy of the assumptions or items upon which we have relied.

ATLANTA • BEIJING • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS • FRANKFURT • HONG KONG • HOUSTON
IRVINE • LONDON • LOS ANGELES • MADRID • MENLO PARK • MILAN • MUNICH • NEW DELHI • NEW YORK • PARIS
PITTSBURGH • SAN DIEGO • SAN FRANCISCO • SHANGHAI • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

The Proposal and Supporting Statement

The Proposal states as follows: "The shareholders of GenCorp request the board of directors take the necessary steps to amend the Company's governing instruments to adopt the following: Every shareholder resolution that is approved by a majority (over 50%) of the votes cast shall implement that shareholder resolution."

The Proponent's supporting statement reads as follows:

> The Rossi Family has advocated for many years that all shareholder resolutions that are passed by a majority of the shareholders of the company should be required to implement the resolution. In the proponent's opinion, outrageous scandals like Enron, WorldCom and Tyco would not have happened if approved shareholder resolutions were implemented. If the shareholder's vote does not count, how does that make the shareholders the owners of the company. Right now management owns the company to do as they please. A lot of Americans have fought wars (myself included) in support of democracy. There would still be apartheid in South Africa if we thought votes should not be count.

Discussion

You have asked our opinion as to whether the Proposal (i) is a proper subject for action by shareholders under the laws of the State of Ohio, which is the jurisdiction of the Company's incorporation; and (ii) would, if implemented, cause the Company to violate any state, federal or foreign law to which it is subject.

1. ***Whether the Proposal is a proper subject for shareholder action under the laws of the State of Ohio.***

Ohio law is clear in setting forth the relative responsibilities of the directors and the shareholders of Ohio corporations. Section 1701.59(A) of the ORC provides that, "[e]xcept where the law, the articles or the regulations require action to be authorized or taken by shareholders, all of the authority of a corporation shall be exercised by or under the direction of its directors." Article 2, Section 1 of the Regulations provides that "[t]he property and business of the [Company] shall be controlled, and its powers and authorities vested in and exercised, by a Board of Directors." Nothing in the Articles or Regulations limits the authority of the Company's directors.

Under the Proposal, once the Articles and the Regulations are amended to effectuate the Proposal, every shareholder proposal that receives a majority of the votes cast by shareholders would be automatically implemented. Accordingly, major decisions relating to the Company, including those expressly reserved to the directors by Ohio law, the Articles or the Regulations, would be delegated to the Company's shareholders.

Ohio law permits directors of a corporation to delegate managerial authority of a corporation to shareholders in certain limited circumstances, but those circumstances are not applicable to the Company. Specifically, under ORC Section 1701.591(C), shareholders of a corporation may enter into a close corporation agreement that regulates any aspect of the internal affairs of the corporation. Among other things, such an agreement may:

- delegate to the shareholders the power to regulate the management of the business and affairs of the corporation;
- eliminate the board of directors;
- restrict the exercise by directors of their authority; or
- delegate to one or more shareholders or other persons all or part of the authority of the directors.

Under ORC Section 1701.591(I)(1), however, a close corporation agreement is invalid if shares of the corporation are listed on a national securities exchange or have been included in an effective Securities Act registration statement. Because the Company's shares are listed on the New York Stock Exchange and have been registered under the Securities Act, the shareholders of the Company may not delegate all or part of the directors' authority to the shareholders of the Company by entering into a close corporation agreement under ORC Section 1701.591(C).

Outside of ORC Section 1701.591, Ohio law allows directors only limited power to delegate their managerial responsibilities. For example, directors may delegate responsibilities to board committees or to officers. A complete delegation or abdication of corporate decision-making power to shareholders of the Company, however, would contravene ORC Section 1701.59(A). It is the general rule in Ohio that shareholders are not permitted to act on behalf of the corporation, and that the shareholder's role is limited to acting in an advisory capacity or to approve or disapprove measures submitted to them by the directors. *McDonald v. Dalheim*, 683 N.E. 2d 447 (Ohio Ct. App. 1996); *see also Hocking Valley Railway Co. v. Toledo Terminal Railroad Co.*, 122 N.E. 35 (Ohio 1918) ("[s]tockholders of a corporation cannot. . . prejudice the rights of the corporation . . . or divest the board of directors of authority to manage and control corporate affairs.")

In addition to the general governance responsibilities of the directors mandated by ORC Section 1701.59(A), there are a number of matters under Ohio law that require director initiation or action, or for which directors have exclusive responsibility. The directors of Ohio corporations may not delegate or abdicate the exercise of discretion for specific duties vested in them by statute. The Proposal would cause the directors to abdicate specific duties vested in them by the ORC. For example, under ORC Section 1701.33, directors have the exclusive authority to declare dividends or distributions on the Company's outstanding shares. Under the Proposal, however, a shareholder proposal to declare a dividend or distribution on the Company's outstanding shares could be implemented solely by a majority of votes cast by shareholders on the proposal without any action by the Company's directors, which would violate ORC Section 1701.33.

Similarly, a shareholder proposal could require that a corporate action be taken without director initiation in violation of the ORC. For example, a proposal could require that a merger be accomplished. A merger completed without any director action would violate ORC Section 1701.78, which provides that a merger or consolidation agreement "shall be approved by the directors. . . [and] adopted by the shareholders." Similarly, a sale of all or substantially all of a company's assets consummated without director action would violate ORC Section 1701.76.

Even though the Proposal is stated in precatory form, the Proposal would not be considered a proper matter for shareholder action under Ohio law. Implementing the Proposal would result in the automatic adoption of any subsequent shareholder proposal that is passed by a majority of votes cast by shareholders. Thus, once implemented, the Proposal would remove the Company's directors' decision-making authority over matters required of them under Ohio law and impermissibly delegate the managerial authority of the directors to the shareholders.

In consideration of the matters discussed in this section, it is our opinion that the Proposal is not a proper subject for shareholder action under the laws of the State of Ohio.

2. *Whether the Proposal would, if implemented, cause the Company to violate certain provisions of Ohio, federal or foreign law to which it is subject.*

The adoption of the Proposal would cause the Company's directors to violate the fiduciary duties imposed on them under Ohio law. Section 1701.59(B) of the ORC requires a director of an Ohio corporation to perform a director's duties as a director — that is, managing or directing the management of the corporation's affairs — "in good faith, in a manner the director reasonably believes to be in or not opposed to the best interests of the corporation, and with the care that an ordinarily prudent person in a like position would use under similar circumstances." Directors of Ohio corporations have the fiduciary duty to fulfill their duties of due care and good faith; they cannot authorize the implementation of corporate policies that would cause them to relinquish these statutorily prescribed duties. The judgment of the shareholders is not a legal substitute for the directors' statutory fiduciary responsibility. Accordingly, implementation of the Proposal would cause the Company's directors to violate ORC Section 1701.59(B).

If implemented, the Proposal could also result in the violation of various Ohio laws that require a greater vote than a majority of the votes cast on certain matters. For example, under ORC Section 1701.76, a sale of all or substantially all of a corporation's assets requires the approval of the directors of the company and the affirmative vote of the holders of two-thirds of the voting power of the company, or, if the articles so permit, the affirmative vote of a greater or lesser proportion, but not less than a majority of the voting power of the company. The Company's Articles permit the affirmative vote of a majority of the Company's voting power on a sale of all or substantially all the assets of the Company. Under the Proposal, a shareholder proposal relating to the sale of all or substantially all of the Company's assets would be implemented only by a majority of shareholder votes cast, which would violate ORC Section 1701.76.

The Proposal could, if implemented, cause the Company to violate other state, federal, or foreign laws if unlawful proposals were presented to and approved by shareholders. For example, if shareholders passed a resolution whereby the Company must take any and all necessary actions to increase its sales in a foreign country, including bribery or other illegal payments to foreign officials, this would cause the Company to violate the Foreign Corrupt Practices Act (15 U.S.C. §§ 78dd-1, *et seq.*). The shareholders could also pass a resolution requiring the Company to make loans to certain executive officers, which could result in violations of the Sarbanes-Oxley Act of 2002.

In consideration of the matters discussed in this section, it is our opinion that the Proposal would, if implemented, cause the Company to violate Ohio law, and could cause the Company to violate other state, federal or foreign laws to which it is subject.

Our examination of matters of law in connection with the opinions expressed herein has been limited to, and accordingly our opinions are hereby limited to, the laws of the State of Ohio under ORC Section 1701 *et seq.* We express no opinion with respect to any other law of the State of Ohio or any other jurisdiction.

The foregoing opinion is rendered solely for the benefit of the Company in connection with the matters addressed herein. We hereby consent to the furnishing of this opinion to the Securities Exchange Commission and the Proponent in connection with the matters addressed herein. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Jones Day

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 20, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: GenCorp Inc.
Incoming letter dated November 17, 2004

The proposal requests that the board take the necessary steps to amend GenCorp's governing instruments to provide that every shareholder resolution that is approved by a majority of the votes cast shall be implemented.

There appears to be some basis for your view that GenCorp may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel implementation of the proposal would cause GenCorp to violate state law. Accordingly, we will not recommend enforcement action to the Commission if GenCorp omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which GenCorp relies.

Sincerely,

Sukjoon Richard Lee
Attorney-Advisor